UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                              TRIAGE PARTNERS, LLC
                           90 PARK AVENUE, 39TH FLOOR
                            NEW YORK, NEW YORK 10016
                                 (212) 697-5200
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 19, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

CUSIP NO. 68158N106
------------ -------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             TRIAGE PARTNERS,LLC
------------ -------------------------------------------------------------------
2
             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a)
             (b) X*

------------ -------------------------------------------------------------------
3
             SEC USE ONLY

------------ -------------------------------------------------------------------
4
             SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
             TO ITEMS 2(d) or 2(e)

------------ -------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             NEW YORK
--------------------------------------------------------------------------------
                                         7
                                                    SOLE VOTING POWER
NUMBER OF
SHARES                                              1,147,459**
BENEFICIALLY
OWNED BY                            --------------------------------------------
EACH                                     8
REPORTING                                           SHARED VOTING POWER
PERSON
WITH                                                0
                                    --------------------------------------------
                                         9
                                                    SOLE DISPOSITIVE POWER

                                                    872,799**
                                    --------------------------------------------
                                         10
                                                    SHARED DISPOSITIVE POWER

                                                    0
--------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,147,459**
------------ -------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

------------ -------------------------------------------------------------------
13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.2%***
------------ -------------------------------------------------------------------
14
             TYPE OF REPORTING PERSON

             OO
------------ -------------------------------------------------------------------
* The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. ** This amount includes 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").
*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

CUSIP NO. 68158N106
------------ -------------------------------------------------------------------
1
             NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             STEVEN B. SANDS
------------ -------------------------------------------------------------------
2
             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a)
             (b) X*

------------ -------------------------------------------------------------------
3
             SEC USE ONLY

------------ -------------------------------------------------------------------
4
             SOURCE OF FUNDS

             AF
------------ -------------------------------------------------------------------
5
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
             TO ITEMS 2(d) or 2(e)

------------ -------------------------------------------------------------------
6
             CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
                                         7
                                                    SOLE VOTING POWER
NUMBER OF
SHARES                                              10,000
BENEFICIALLY
OWNED BY                            --------------------------------------------
EACH                                      8
REPORTING                                            SHARED VOTING POWER
PERSON
WITH                                                 1,147,459**
                                    --------------------------------------------
                                          9
                                                     SOLE DISPOSITIVE POWER

                                                     10,000
                                    --------------------------------------------
                                          10
                                                     SHARED DISPOSITIVE POWER

                                                     1,147,459**
--------------------------------------------------------------------------------
11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,157,459**
------------ -------------------------------------------------------------------
12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES

------------ -------------------------------------------------------------------
13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.3%***
------------ -------------------------------------------------------------------
14
             TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------
*The reporting person expressly disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. ** This amount includes 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") and 10,000 shares of Common stock issuable upon exercise of options exercisable within 60 days (the "Options") . *** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock and upon exercise of the Options in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 5 amends and supplements the statements on Schedule 13D, as amended, (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer") and filed with the Securities and Exchange Commission on behalf of (i) Triage Partners, LLC and (ii) Steven B. Sands. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and supplemented by adding the following to the end of the second paragraph of Item 3:

On October 19, 2004, Triage Partners refinanced its indebtedness to the Sands Brothers Group LLC as follows: Triage Partners entered into a securities purchase agreement with certain investors (the "Purchase Agreement") whereby Triage Partners sold an aggregate of (a) $1,000,000 principal amount of 5% Senior Promissory Notes (the "Notes") and (b) options (the "Options") to purchase, in the aggregate, up to twenty (20%) percent of the membership interests of Triage Partners (the "Membership Interests"), at an exercise price equal to $200 per percentage interest. Each Note is a three-year unsecured note which bears interest at the rate of five (5%) percent per annum. Interest and principal on the Notes accrue and become immediately due and payable in one installment on the third anniversary of their purchase. The indebtedness evidenced by the Note and the payment of the principal thereof ranks senior to any existing indebtedness of Triage Partners. The Option entitles the holder thereof to purchase, at any time from the first anniversary of the date of its issuance until three years thereafer, at an initial exercise price of $200, Membership Interests equal to one (1%) percent of the issued and outstanding Membership Interests of Triage Partners.

The net proceeds of the offering was used to repay indebtedness owed by Triage Brothers to Sands Brothers Group, LLC, pursuant to that certain promissory note, dated December 28, 2001, in the principal amount of $1,000,000, issued to Sands Group by Triage Partners. Additionally, concurrent with the offering: (i) SB Mechanical Associates LLC fully converted all outstanding principal and interest under that certain promissory note issued to it by Triage Partners, into Membership Interests; and (ii) an option issued to Sands Group to purchase 10% of the Membership Interests of Triage Partners was canceled.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 3,634,332 shares of Common Stock outstanding as of October 19, 2004. Triage Partners is the beneficial owner of 1,147,459 shares of Common Stock (including 587,799 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock and 274,660 shares over which it was granted an irrevocable proxy), which represents 27.2% of the outstanding shares of Common Stock.

Steven B. Sands is the beneficial owner of 10,000 shares of Common stock issuable upon exercise of options exercisable within 60 days. Additionally, because Mr. Sands is the Manager and a member of Triage Partners, Mr. Sands may be deemed to own beneficially the 1,147,459 shares of Common Stock held by Triage Partners. Collectively, Mr. Sands' beneficial ownership represents 27.3% of the outstanding shares of Common Stock.

(b) Triage Partners has the power to direct the vote of 1,147,459 shares of Common Stock and the power to direct the disposition of 872,799 shares of Common Stock. Mr. Sands has power to direct the vote and disposition of 10,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days. Additionally, by virtue of his relationship with Triage Partners, Mr. Sands may also be deemed to have the power to direct the vote of 1,147,459 shares of Common Stock and the power to direct the disposition of 872,799 shares of Common Stock

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past 60 days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 20, 2004

TRIAGE PARTNERS LLC

By: /s/ Steven B. Sands
    -------------------
Name: Steven B. Sands
Title: Manager

/s/ Steven B. Sands
-------------------
Steven B. Sands